

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

April 25, 2007

<u>Via International Mail and Fax (011-46-8-744-4394)</u>
Mr. Roland Hagman
Vice President and Group Function Financial Control
LM Ericsson Telephone Company
SE-164 83
Stockholm, Sweden

> **RE: LM Ericsson Telephone Company**
> **Form 20-F for the fiscal year ended December 31, 2005**
> **Filed May 18, 2006**
> **File Number 0-12033**

Dear Mr. Hagman:

   We have reviewed your supplemental response letter dated April 19, 2007 as well as your filings and have the following comments. As noted in our comment letter dated November 17, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

<u>Form 20-F for Fiscal Year Ended December 31, 2005</u>

<u>C32. Goodwill, page 112</u>

1. Please refer to prior comment 2. We acknowledge the difficulty in distinguishing between the use of the information provided to your CEO in his role as segment manager and as CODM. We note that when multiple sets of information is provided to your CDOM, you are required under paragraph 13 of SFAS 131 to consider the nature of the business activities of each component, the existence of managers responsible for them, and the information presented to the board of directors to identify a single set of components as constituting your operating segments. We note that financial information is provided to the Board of Directors for the business units within Systems segment. You indicate in your response that this information is provided to the Board of Directors as ancillary product line information to enhance their knowledge about the technically complex systems business in order for the Board to better understand the business and evaluate the objectives, strategies and performance of the Systems segment as a whole and to review resource allocation between Systems and the other segments. In this regard, we believe that your reason for providing this type of financial

information to the Board of Directors is consistent with the objectives described in paragraph 3 of SFAS 131. Therefore, although we acknowledge your arguments with respect to the nature of the business activities and the existence of managers responsible for them, we continue to believe that each business unit represents an operating segment under SFAS 131. Our conclusion is based on the fact that financial information by business units is reviewed by your CODM and it is also presented to the Board of Directors. Accordingly, each business unit should be considered a separate reporting unit under SFAS 142. Although we understand that following this approach you would not be required to recognize an impairment charge of goodwill at this time, you should consider each business unit as a separate reporting unit for purposes of your future goodwill impairment test. Please revise or advise.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters.

Sincerely,



FOR/ Larry Spirgel
Assistant Director